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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*


                       Home Security International, Inc.
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                               (Name of Issuer)


                   Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)


                                  437333107
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                                (CUSIP Number)

                                  Paul Brown
               International Home Security Investments Limited
                        c/o Alliance Investments S.A.M
                              Le Panorama Bloc AB
                                57 Rue Grimaldi
                                MC 98000 MONACO

                              011.377.92.16.51.91
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 1, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following / /.

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
                                                         ---------------------
                                                           Page 2 of 4 Pages
                                                         ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      International Home Security Investments Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,165,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,165,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,165,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC, IN
------------------------------------------------------------------------------


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                                                         -----------------------
                                                         Page 3  of  4 Pages
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     This Amendment No. 2 supplements and amends Amendment No. 1 on Schedule 13D dated October 28, 1999 ("Amendment No. 1") filed by the reporting person, International Home Security Investments Limited ("IHSI"). This Amendment No. 2 is being filed to report that the number of shares of Common Stock which the reporting person may be deemed to own has increased due to a grant of warrants to purchase 200,000 shares of Common Stock of the reporting person and due to two grants of options to purchase 2,500 shares of Common Stock per each option grant, thereby totaling a 205,000 share increase in the beneficial ownership of the reporting person. The grant of warrants were made by the Issuer to the reporting person on January 1, 2000. The option grants were made by the Issuer to the reporting person on February 18, 1999 and December 7, 1999 pursuant to the Issuer's Amended and Restated 1997 Non-employee Directors' Stock Option Plan (the "Plan"). This Amendment No. 2 supplements and amends Amendment No. 1 only with respect to Items 3, 5, 6 and 7 as set forth below. All other items are unchanged from Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of Amendment No. 1 is supplemented and amended by inserting the following paragraph at the end thereof:

     Pursuant to the Note, on January 1, 2000, the Issuer issued to the reporting person an additional five-year warrant to purchase 200,000 shares of Common Stock at an exercise price of $13.00 per share. The warrant, attached hereto as "Exhibit E," is immediately exercisable. This Warrant and the Warrant described in the Initial Statement and Amendment No. 1 are referred to as (the "Warrant"). Pursuant to the Plan, on February 18, 1999 the Issuer issued to the reporting person an option to purchase 2,500 shares of Common Stock at an exercise price of $10.6875 per share. This option is exercisable on August 18, 1999 and expires on February 18, 2009. Pursuant to the Plan, on December 7, 1999, the Issuer issued to the reporting person an option to purchase 2,500 shares of Common Stock at an exercise price of $2.1875 per share. This option is exercisable on June 7, 2000 and expires on December 7, 2009. Herein after, each individual option is referred to as the "Option," together the options are referred to as the "Options."

Item 5. Interest in the Securities of the Issuer.

     Subparagraph (a)-(b) of Item 5 of Amendment No. 1 is hereby supplemented and amended to read in its entirety as follows:

     Pursuant to the Purchase Agreement, the Note, the Warrant and the Options, IHSI has acquired beneficial ownership of 1,165,000 shares of Common Stock (IHSI's beneficial ownership now totals 17.7% of the total number of shares of Common Stock outstanding). IHSI has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares. IHSI beneficially owns 400,000 shares of Common Stock, 765,000 shares of Common Stock issuable upon the exercise of the Warrant and Options. See Item 2 for information on the Control Persons.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

     Item 6 is supplemented and amended by adding the following sentence to the end thereof:

     The terms of the Warrant, attached as Exhibit E to this Schedule 13D/A, are hereby incorporated herein by reference as though fully set forth herein. The terms of the Plan, attached as Exhibit F to this Schedule 13D/A, are hereby incorporated herein by reference as though fully set forth herein.

Item 7.    Material to be Filed as Exhibits.

     Item 7 is supplemented and amended by adding the following exhibits to the end thereof:

          5. "Exhibit E" is the Warrant dated as of January 1, 2000, issued by the Issuer.

          6. "Exhibit F" of this Schedule 13D/A is the Issuer's Amended and Restated 1997 Non-employee Directors' Stock Option Plan and is hereby incorporated by reference to Exhibit 10.2 of the Issuer's 10-K filed on September 28, 1999 as though fully set forth herein.
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                                                         Page 3  of  4 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000       International Home Security Investments Limited



                                        By: /s/ Paul Brown
                                            --------------------------
                                            Paul Brown, Director